Filed Pursuant to Rule 424(b)(3)

Registration No. 333-253295

CNL STRATEGIC CAPITAL, LLC

SUPPLEMENT NO. 3 DATED DECEMBER 9, 2021

TO THE PROSPECTUS DATED NOVEMBER 1, 2021

We are providing this Supplement No. 3 to you in order to supplement our prospectus dated November 1, 2021 (as supplemented to date, the “Prospectus”). This supplement provides information that shall be deemed part of, and must be read in conjunction with, the Prospectus. Capitalized terms used in this supplement have the same meanings in the Prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and “Company” refer to CNL Strategic Capital, LLC. Before investing in our shares, you should read the entire Prospectus and this supplement, and consider carefully our investment objectives, risks, fees and expenses. You should also carefully consider the information disclosed in the section of the Prospectus captioned “Risk Factors” before you decide to invest in our shares.

The purpose of this supplement is to disclose the following update:

Our Portfolio

The following disclosure adds a new sub-section entitled “Clarion Safety Systems” under the section “Our Portfolio” which appears on page 94 of the Prospectus.

Clarion Safety Systems

Overview. On December 9, 2021, we, through our wholly-owned subsidiary, Clarion Strategic Capital EquityCo, LLC, acquired an approximately 99% indirect equity ownership interest in Clarion Safety Systems, LLC (“Clarion”). The remaining indirect equity ownership in Clarion in an amount equal to approximately $0.5 million (the “Clarion Management Rollover Amount”) is held by members of the Clarion executive management team. In connection with the transaction, our indirect subsidiary, Clarion Safety Buyer, LLC (the “Clarion Buyer”) entered into a Unit Purchase Agreement (the “Purchase Agreement”) with the pre-closing members of Clarion (the “Clarion Sellers”) and Clarion Investment Holdings, LLC, as the seller representative, pursuant to which the Clarion Buyer paid aggregate consideration of approximately $67.5 million less the Clarion Management Rollover Amount, subject to certain net working capital, transaction expenses, and other customary post-closing purchase price adjustments (the “Clarion Acquisition”). The Purchase Agreement contains customary representations, warranties, and covenants by the Clarion Buyer and the Clarion Sellers. Our investment in Clarion is comprised of an indirect common equity interest investment of approximately $46.8 million and a concurrent debt investment of approximately $22.5 million made through our wholly-owned subsidiary, Clarion Strategic Capital DebtCo, LLC, in the form of a senior secured note issued jointly and severally by the Clarion Buyer and Clarion.

Company Overview. Founded in 1990 and headquartered in Milford, PA, Clarion is a provider of standards-based visual safety labels and signs that support original equipment manufacturers (“OEMs”), facility owners, and employers in reducing risk and protecting workers. Clarion serves thousands of customers across the world in a large and diverse set of industries. Customers rely upon Clarion’s expertise to help them navigate applicable regulatory and safety standards related to risk communication, resulting in the implementation of tailored systems of risk reduction.

Investment Highlights. We believe that Clarion’s revenue streams tend to be recurring and stable as they are tied to the manufacture and sale of a broad, diversified range of global capital equipment. We also believe that Clarion’s products are a cost-effective and necessary method for protecting users from potential liability as adequate warning labels and signs are required by OSHA and other industry bodies, providing for a durable business model. Revenue for Clarion has grown at an approximately 6.6% compound annual growth rate from the year ended December 31, 2010 to the trailing twelve months ended October 31, 2021.

Growth Opportunities. We believe the following are key growth opportunities for Clarion: (i) market growth, (ii) new customer wins and wallet share expansion driven by sales and marketing expansion, (iii) accretive acquisitions and (iv) service offering expansion.